Exhibit 99.1

Rogers Communications Inc. Files Annual Financial Statements and Report to Shareholders

TORONTO, March 9, 2023 – Rogers Communications Inc. today announced the filing with securities regulators in Canada and the U.S. of its 2022 annual report to shareholders. The annual report to shareholders includes, amongst other things, Rogers’ 2022 audited annual consolidated financial statements, notes thereto, and management’s discussion and analysis in respect of the annual financial statements.

As well as being available on the websites of the Canadian Securities Administrators at sedar.com and U.S. Securities and Exchange Commission at sec.gov, these documents have also been posted on the Investor Relations section of Rogers’ website at https://investors.rogers.com/financials/financial-reports/.

Paper copies of these documents may be requested at no charge, by contacting us at investor.relations@rci.rogers.com, at 647-435-6470, or toll free at 1-844-801-4792.

Rogers Communications Inc. will hold its Annual General Meeting of Shareholders, at 11:00am ET. on Wednesday, April 26, 2023, as an in-person and online (hybrid) meeting, which will be held at the Velma Rogers Graham Theatre, located at 333 Bloor Street East, Toronto Ontario and via webcast. Further details can be found on investors.rogers.com/corporate-governance/agm-materials.

About Rogers Communications Inc:

Rogers is a leading Canadian technology and media company that provides communications services and entertainment to consumers and businesses. Rogers shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For more information, please visit: www.rogers.com or http://investors.rogers.com.

For further information:

Investor Relations

1-844-801-4792

investor.relations@rci.rogers.com